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                          [Duff & Phelps LLC Letterhead]


                                                                   June 13, 1997

The Board of Directors
First of Michigan Capital Corporation
100 Renaissance Center
26th Floor
Detroit, MI 48243

Gentlemen:

This letter (the 'Agreement') confirms the basis of engagement between the First of Michigan Capital Corporation (the 'Company') on behalf of the Board of Directors and Duff & Phelps, LLC ('Duff & Phelps') for financial advisory services. The terms of the engagement are as follows:

1. The Board of Directors has been advised of a tender offer (the 'Tender Offer') from Fahnestock Viner Holdings, Inc. to be made to the stockholders of the Company. The terms of the Tender Offer include the purchase of all outstanding shares of the Company at a price of $15.00 per share payable in cash. Holders of approximately 53% of the common stock (on a fully diluted basis) have agreed to sell their shares and have placed them in escrow. The Board of Directors engages Duff & Phelps as an independent financial advisor to determine whether the terms of the Tender Offer are fair to the shareholders of the Company from a financial point of view.

2. The Board of Directors understands that in rendering services hereunder, Duff & Phelps will be relying, without independent verification, upon the accuracy and completeness of all information that is or will be furnished to Duff & Phelps by or on behalf of the Company, and Duff & Phelps will not, in any respect, be responsible for the accuracy or completeness thereof.

3. Duff & Phelps agrees to maintain the confidentiality of all information relating to the Company which it receives or develops during the course of the engagement and to disclose such information only after receiving prior written consent from the Company, which consent will not be unreasonably withheld, or as required by law.

4. Duff & Phelps will provide a written opinion letter (the 'Opinion') and supporting documentation as to whether the Tender Offer is fair to the Shareholders of First of Michigan from a financial point of view.

   The Opinion will include descriptions of the principal materials reviewed by Duff & Phelps, the assumptions and qualifications upon which Duff & Phelps has relied, and such other matters as Duff & Phelps in its sole discretion deems appropriate.

5. Duff & Phelps shall be paid by the Company a fee of $125,000 for the services described herein, of which $50,000 is due as a retainer payment upon execution of the Agreement with the remainder payable upon delivery of the Opinion and




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The Board of Directors
First of Michigan Capital Corporation
June 12, 1997
Page 2

   supporting analysis. No portion of the fee is contingent upon consummation of the Tender Offer or the conclusions reached in the Opinion, subject to the following. If the Tender Offer is abandoned for reasons unrelated to the conclusions contemplated in the Opinion, Duff & Phelps shall be entitled to receive the greater of the retainer payment or Duff & Phelp's professional hours incurred at its standard hourly rates then in effect but in no event more than $125,000.

6. In connection with this engagement Duff & Phelps shall be reimbursed for reasonable out-of-pocket expenses, including travel, lodging, telephone, document reproduction, telecopying, and reasonable computer data base charges.

7. If Duff & Phelps is required to render other services not directly incidental to the delivery of the Opinion, including the provision of testimony in administrative or judicial proceedings, the Company agrees to compensate Duff & Phelps, in addition to the other fees provided for herein, on a per diem basis at the rates of Duff & Phelps then in effect, plus reimbursement for reasonable out-of-pocket expenses.

8. The Company agrees to indemnify Duff & Phelps in accordance with the terms of the attached Indemnification Agreement.

9. The Company may terminate this Agreement at any time for any reason subject to five days' notice. In the event of a termination, however, the Indemnification Agreement shall remain in full force and effect for all services previously provided by Duff & Phelps.

If the foregoing terms are acceptable to you, we request that you arrange to have this letter fully executed and returned to us.

                                          Sincerely,

                                          /s/ Lee Bloom


AGREED TO AND ACCEPTED:

For First of Michigan Capital Corporation

By:     /s/ Edward Soule
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Title:  Chairman
      -----------------------------------

Date:   6/18/97
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